Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-02

Silver North Announces $500,000 Non-Brokered Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States.

Vancouver, BC, March 14, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90, “Silver North” or the “Company”) is pleased to announce a non-brokered private placement of 5 million Units of the Company at a price of C$0.10 per Unit for gross proceeds to the Company of up to $500,000 (the “Offering”).

The Units will consist of one common share and one non-transferable common share purchase warrant allowing the holder to buy an additional share for each full warrant held for a period of three years at $0.20 per additional share.

The closing of the Offering is expected to occur on or about April 10th, 2024 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSX-V”). Finder’s fees of 7% in cash will be paid to eligible parties. The securities issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).  Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada and is actively seeking partners for them. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the US under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.